UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of July 2004

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Payment of Interim Dividend

1. total dividend(KRW)	210,758,940,000

2. dividend per share(KRW)	Majority shareholders	Common shares	1,000
Preferred shares	—
Minority shareholders	Common shares	1,000
Preferred shares	—

3. dividend yield (%)	Majority shareholders	Common shares	2.51
Preferred shares	—
Minority shareholders	Common shares	2.51
Preferred shares	—

4. record date for dividend payment	June 30, 2004

5. date of board resolution	July 29, 2004
- attendance of outside directors	present(no.)	6	absent(no.)	2
- attendance of audit committee member	present

6. others	1. planned date of dividend payment: August 13, 2004 2. average 7 day market closing price prior to the day before the record date was used for the dividend yield calculation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 29, 2004

KT Corporation

By:	/s/ Wha Joon Cho
Name:	Wha Joon Cho
Title:	Managing Director